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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                 Amendment No. 1

                                TELTRONICS, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    879698306
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  Alan Thometz
                        Family Financial Strategies, Inc.
              701 Xenia Avenue South, # 200, Minneapolis, MN 55416
                              Phone: (763) 513-5473
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    June 2001
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D

CUSIP NO. 879698306                                                                      PAGE 2 OF 5 PAGES
--------------------- -------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      FAMCO III LIMITED LIABILITY COMPANY, I.R.S.# 41-1881461
                      Family Financial Strategies, Inc., as its Manager, I.R.S.# 41-1835679

--------------------- -------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)  [ ]
                                                                                                   (b)  [ ]

--------------------- -------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


--------------------- -------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      OO
--------------------- -------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)                                                               [ ]

--------------------- -------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

---------------- ---- -------------------------------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      235,610

NUMBER OF        ---- -------------------------------------------------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          -0-
OWNED BY EACH
REPORTING        ---- -------------------------------------------------------------------------------------------------------
PERSON           9    SOLE DISPOSITIVE POWER
WITH                  235,610
                 ---- -------------------------------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      -0-

--------------------- -------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      235,610
--------------------- -------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                                           [  ]

--------------------- -------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.85%
--------------------- -------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      OO, IA
--------------------- -------------------------------------------------------------------------------------------------------

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                                                               PAGE 3 OF 5 PAGES

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Teltronics, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2150 Whitfield Ind. Way, Sarasota, Florida 34243.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The names of the persons filing this statement are: FAMCO III Limited Liability Company, a Delaware limited liability company ("FAMCO III") and Family Financial Strategies, Inc., a Minnesota corporation ("FFS") as Manager of FAMCO III.

         (d) and (f) Not Applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment is being filed to indicate a decrease in beneficial ownership which terminates the filer's obligations to report.

ITEM 5  INTEREST IN SECURITIES OF ISSUER.

         (a) FAMCO III beneficially owns 235,610 shares of common stock representing approximately 4.85% of the Issuer's common stock.

         (b) FAMCO III has the sole voting and dispositive powers over 235,610 shares of common stock representing approximately 4.85% of the outstanding stock.

         (c) - (e) Not Applicable.

FFS is a beneficial owner solely by virtue of being the Manager of FAMCO III.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1) Joint Filing Agreement.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

FAMCO III LIMITED LIABILITY COMPANY
By:   its Manager
Family Financial Strategies, Inc.



By:     /s/ John D. Wunsch
   --------------------------------------------------
        John D. Wunsch, Chief Executive Officer


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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


         The undersigned, FAMCO III LIMITED LIABILITY COMPANY and Family Financial Strategies, Inc., hereby agree that this Schedule 13D relating to securities of Teltronics, Inc. shall be filed on behalf of each of them.


FAMCO III LIMITED LIABILITY COMPANY
By:   its Manager
Family Financial Strategies, Inc.



By:    /s/ John D. Wunsch
   --------------------------------------------------
       John D. Wunsch, Chief Executive Officer


FAMILY FINANCIAL STRATEGIES, INC.



By:    /s/ John D. Wunsch
   --------------------------------------------------
       John D. Wunsch, Chief Executive Officer



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